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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ____________________________________
                                  SCHEDULE TO
                      (Amendment No. 2 - Final Amendment)
                                  (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                     of the Securities Exchange Act of 1934

                       ASPECT COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))

                       ASPECT COMMUNICATIONS CORPORATION
                       (Name of Filing Person (Offeror))

        Certain Options Under the Aspect Telecommunications Corporation
  1989 Stock Option Plan, the Voicetek Corporation 1992 Equity Incentive Plan,
              the Voicetek Corporation 1996 Equity Incentive Plan and the Aspect Communications Corporation 1996 Stock Option Plan, as amended, to Purchase Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  04523Q 10 2

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Betsy Rafael
                       Executive Vice President, Finance,
                     Chief Financial Officer, and Secretary
                       Aspect Communications Corporation
                             1310 Ridder Park Drive
                              San Jose, CA  95131
                                 (408) 325-2200
                      ____________________________________

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                     ____________________________________

                                    Copy to:
                            Richard Scudellari, Esq.
                            Morrison & Foerster llp
                               755 Page Mill Road
                            Palo Alto, CA 94304-1018
                                 (650) 813-5600
                      ____________________________________

                           Calculation of Filing Fee

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   Transaction Valuation*                             Amount of Filing Fee
--------------------------------------------------------------------------------
       $2,524,337                                            $505**
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     *Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 9,013,698 shares of common stock of Aspect Communications Corporation having an aggregate value of $2,524,337 as of May 22, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     **Previously paid.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:      $505.00
          Form or Registration No.:    Schedule TO-I
          Filing party:                Aspect Communications Corporation
          Date filed:                  May 22, 2001

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ] third party tender offer subject to Rule 14d-1.
          [x] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]
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                             INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 22, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated May 22, 2001 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

ITEM 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

     (c) The Offer expired at 11:59 p.m., Pacific time, on Tuesday, June 19, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 4,327,897 shares of common stock, representing approximately 48% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 4,327,897 shares of common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.


Dated:  June 26, 2001         ASPECT COMMUNICATIONS CORPORATION


                              By: /s/ Betsy Rafael
                                 ----------------------------------------
                              Name:  Betsy Rafael
                              Title: Executive Vice President, Finance,
                                     Chief Financial Office, and Secretary